UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           DADE BEHRING HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 per share
                         (Title of Class of Securities)

                                    23342J206
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ANGELO, GORDON & CO., L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    16,667
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,667
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JOHN M. ANGELO
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        16,667
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    16,667
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC; IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 4 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MICHAEL L. GORDON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        16,667
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    16,667
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC; IN
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages


This Statement on Schedule 13D relates to Common Stock, $0.01 per share ("Shares"), of Dade Behring Holdings, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated December 2, 2002, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report recent dispositions of Shares, as a result of which the Reporting Persons are no longer the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 2. Identity and Background.

      This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i)    Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

      ii) John M. Angelo, in his capacities (a) as a managing member of JAMG LLC, a Delaware limited liability company ("JAMG"), which is the general partner of AG Partners, L.P., a Delaware limited partnership ("AG Partners"), which is the sole general partner of Angelo, Gordon, and (b) as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

      iii) Michael L. Gordon, in his capacities (a) as the other managing member of JAMG, which is the general partner of AG Partners, which is the sole general partner of Angelo, Gordon, and (b) as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

      This statement related to Shares held for the accounts of certain private investment funds (the "Funds") for which Angelo, Gordon acts as investment adviser and to options exercisable into Shares held for the account of Angelo, Gordon.

      Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P. is the sole general partner of Angelo, Gordon. JAMG is the general partner of AG Partners. John M. Angelo is a managing member of JAMG and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other managing member of JAMG and the chief operating officer of Angelo, Gordon. Angelo, Gordon is engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167.

Item 4. Purpose of Transaction.

      On November 19, 2004, Mr. Bradley G. Pattelli, a Director of Angelo, Gordon, resigned from the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

      (a) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 16,667 Shares issuable upon the exercise of options held for the account of Angelo, Gordon (approximately 0.04% of the total number of Shares outstanding based on the Issuer having 43,392,386 Shares outstanding as of October 28, 2004).

      (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 16,667 Shares issuable upon the exercise of options held for its account.

          (ii) Each of Mr. Angelo and Mr. Gordon, as a result of his respective positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 16,667 Shares issuable upon the exercise of options held for the account of Angelo, Gordon.

                                                               Page 6 of 8 Pages


      (c) Except for the transactions set forth in Annex A hereto, there have been no transactions effected with respect to the Shares since September 23, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

      (d) Not applicable.

      (e) As of November 22, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

                                                               Page 7 of 8 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 2004                     ANGELO, GORDON & CO., L.P.

                                            By: AG Partners, L.P.,
                                                Its General Partner

                                            By: JAMG LLC,
                                                Its General Partner


                                            By: /s/ Michael L. Gordon
                                               --------------------------------
                                                Name:  Michael L. Gordon
                                                Title: Managing Member


Date: November 23, 2004                     JOHN M. ANGELO

                                            /s/ John M. Angelo
                                            -----------------------------------


Date: November 23, 2004                     MICHAEL L. GORDON

                                            /s/ Michael L. Gordon
                                            -----------------------------------

                                                               Page 8 of 8 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           DADE BEHRING HOLDINGS, INC.

                                                                                Number of
                                         Date of           Nature of            Shares of
        For the Account of             Transaction        Transaction         Common Stock       Price per Share
        ------------------             -----------        -----------         ------------       ---------------
Funds (as defined in Item 2)             11/2/04             SALE                125,000            $   52.831

                                         11/3/04             SALE                 20,000            $  52.7884

                                        11/10/04             SALE                 30,285            $  55.0003

                                        11/11/04             SALE                 42,922            $  54.0262

                                        11/12/04             SALE                121,714            $  53.5182

                                        11/22/04             SALE              4,237,597            $    50.97